SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                          Three year period ending 2000

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

                         (SUPPLEMENTARY STATEMENT ONLY)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

       1. Name and business address of person filing statement.

            Mark Ogle, 1155 Perimeter Center West, Atlanta, GA 30338

       2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

            None

       3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

            Southern Company, Southern Energy, Inc. (dba Mirant Corporation)
                and its subsidiaries.

       4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

            Management at Mirant Corporation

       5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others,  directly or indirectly,  for services  rendered by the  undersigned,
from  each  of  the  companies   designated  in  item  3.  (Use  column  (a)  as
supplementary statement only.)
                   Salary or other
                    compensations
Name of        received       to be        Person or company from whom received
recipient                     received      or to be received
                (a)             (b)
Mark          $1,352,450       N/A         Mirant Services, LLC
 Ogle

          (b)    Basis for compensation if other than salary.

                 Salary, bonuses, relocation and foreign service expenses

       6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  $ none

           (b) Itemized list of all other expenses:  N/A


Date     January 23, 2001                   (Signed) /S/ Mark Ogle
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